November 7, 2017

Via Edgar

Securities and Stock Exchange Commission

100 F Street, N.E.,

Washington, DC 20549

Attn: Mr. Isaac Esquivel

Re: One Liberty Properties, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2016

Filed March 10, 2017 (the “Form 10-K”)

File No. 1-09279

Dear Mr. Esquivel:

Set forth below is the response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") contained in your letter, dated November 3, 2017 (the "Comment Letter"), relating to the Form 10-K. The headings and numbered paragraphs of this letter correspond to the heading and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below in the first paragraph of the response.

Consolidated Balance Sheets, F-3

1. We note from your disclosure of Note 6 of your consolidated financial statements that you have determined six joint ventures to be variable interests’ entities (“VIEs”), which you consolidate as a result of being the primary beneficiary. Please tell us your consideration for presenting the assets and liabilities of the consolidated VIEs separately, on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

In furtherance of our telephone call on November 6, 2017, this confirms that in future filings, the Company will separately disclose the carrying amount and classification of the assets and liabilities of its consolidated variable interest entities as footnotes below the consolidated balance sheets.

If you have any questions with respect to the foregoing, please contact me at (516) 773-2705.

Sincerely,

ONE LIBERTY PROPERTIES, INC.

By:	/s/ David W. Kalish
David W. Kalish, Chief Financial Officer

Sixty Cutter Mill Road ● Suite 303 ● Great Neck, NY 11021	Phone 516-466-3100 ● Fax 516-773-2770